Hudbay Announces Second Quarter 2020 Results

Toronto, Ontario, August 11, 2020 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its second quarter 2020 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Second Quarter Results Boosted by Strong Manitoba Operations

  Strong production and cost performance from the Manitoba operations during the quarter; an increase in production of all metals over the first quarter and record gold production driven by increasing Lalor gold grades and record gold recoveries at Stall.
  Successfully achieved efficient restart of operations at Constancia in mid-May with increased government-supported COVID-19 health and safety protocols in place.
  Second quarter net loss was $51.9 million or $0.20 per share. Second quarter adjusted net loss[i] per share was $0.15 and adjusted EBITDAi was $49.1 million after adjusting for the impact of the Peru temporary suspension costs and a partial reversal of the Peru inventory write-down from last quarter.
  Operating cash flow before change in non-cash working capital decreased to $29.5 million in the second quarter of 2020 from $42.0 million in the first quarter of 2020 due to lower revenues from the Peru operations, offset by higher realized gold prices and higher gold sales in Manitoba.
  Cash and cash equivalents increased during the second quarter to $391.1 million as at June 30, 2020 as a result of the previously announced $115.0 million gold prepay transaction and cash generated from operations, partially offset by capital investments on the New Britannia refurbishment project.

On Track to Achieve Manitoba Guidance; Updated Peru Guidance

  Owing to the outstanding performance from the Manitoba operations in the first half of 2020, and the ability to achieve safe and continuous operations despite COVID-19 operating challenges, Hudbay is on track to meet all Manitoba production and cost guidance for 2020.
  COVID-19 in Peru had a significant impact on Hudbay's business in the second quarter and continues to be a risk the company is actively managing. A government declared state of emergency in mid-March required the suspension of operations at Constancia for a period of eight weeks. The Constancia mill resumed full operation on May 18 processing stockpiled ore, and mining activities returned to normal levels in early July under a successful phased restart plan.
  Updated 2020 Peru production guidance of 65,000 to 75,000 tonnes of copper and 25,000 to 35,000 ounces of precious metals reflects the Constancia suspension period and the expected start of mining at Pampacancha in early 2021.

Executing on Growth Initiatives

  Fully-funded New Britannia gold mill refurbishment project remains on schedule and within budget, with detailed engineering approximately 90% complete and construction activities approximately 25% complete.
  Early mining of the gold zone at Lalor is well-underway, which is expected to result in gold production of 74,000 ounces in 2020 and 102,000 ounces in 2021. This is in preparation for the restart of the New Britannia gold mill, which is expected to increase annual gold production from Lalor to over 150,000 ounces by 2022.

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  Successfully advanced Pampacancha with individual land-user agreements in place covering approximately two-thirds of the land, and land clearing activities are underway.
  Filed initial briefs with the U.S. Court of Appeals for the Ninth Circuit in June to advance the appeal of the July 2019 Rosemont court decision, which revoked the U.S. Forest Service's issuance of the Final Record of Decision for Rosemont.
  Restructured revolving credit facilities in the wake of COVID-19 to right-size the facilities and further enhance financial flexibility during the development of the New Britannia and Pampacancha projects.
  Updated National Instrument ("NI") 43-101 resource estimate for the 1901 deposit near Lalor includes a larger base metal resource estimate and a new gold-rich inferred resource estimate of 500,000 tonnes grading 6.8 grams per tonne of gold.

"We continue to be extremely proud of our team's ability to adapt to the COVID-19 protocols to achieve a safe working environment while remaining focused on delivering strong operational performance," said Peter Kukielski, President and Chief Executive Officer. "Our Manitoba operations continue to impress with record gold production this quarter and a significant increase in revenues over the first quarter. Our Constancia operations in Peru achieved a quick and efficient ramp up in mid-May after having been temporarily suspended due to COVID-19. Now that Constancia is fully operational, we have reissued production and cost guidance for Peru and are continuing to advance Pampacancha, with land clearing activities underway. The New Britannia gold mill refurbishment activities continue on budget and on schedule to increase Lalor's annual gold production to over 150,000 ounces by 2022. We are also pleased to announce an update to the resource estimates for the 1901 deposit which increases the total size of the deposit and demonstrates the gold potential in the Snow Lake camp through significantly increasing the gold content of the base metal zones while adding a new gold-rich zone to the resource estimate."

"We were pleased to further enhance our quarterly financial disclosure through the introduction of adjusted earnings and adjusted EBITDA metrics this quarter," said Steve Douglas, Senior Vice President and Chief Financial Officer. "The strong performance from the Manitoba business this quarter helped offset the reduced contribution from the Peru operations resulting in second quarter adjusted earnings unchanged from first quarter levels, while adjusted EBITDA was only slightly below first quarter levels. Our liquidity remains more than sufficient to pursue our low-risk high-return capital projects, with almost $400 million of cash at the end of the quarter, renewed credit facilities of $400 million and no meaningful debt maturities for two years, coinciding with delivery of our fully-funded growth projects in 2021, which are expected to generate significant free cash flow."

Summary of Second Quarter Results

Consolidated copper production in the second quarter of 2020 was 18,026 tonnes, a 27% decrease from the first quarter of 2020 primarily as a result of the temporary suspension of operations at Constancia until mid-May. Consolidated gold production increased by 7% compared to the first quarter of 2020 due to higher production from Manitoba as a result of higher gold grades and record quarterly gold recoveries at the Stall mill. Consolidated zinc production in the second quarter of 2020 was in line with the first quarter of 2020.

In the second quarter of 2020, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.64, a 47% improvement over the first quarter of 2020. Given the significant reduction in Constancia production in the second quarter, this measure is more heavily impacted by Manitoba production which contains meaningful zinc and gold by-product revenue components, and is not indicative of future consolidated cash costs. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, in the second quarter of 2020 was $2.26, which improved from $2.40 in the first quarter of 2020, driven mainly by same factors noted above, and reduced sustaining capital expenditures due to reduced activity from the temporary suspension of operations at Constancia.

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Cash generated from operating activities in the second quarter of 2020 increased to $31.4 million compared to $9.1 million in the first quarter of 2020. Operating cash flow before change in non-cash working capital was $29.5 million during the second quarter of 2020, reflecting a decrease of $12.5 million compared to the first quarter of 2020. The decrease in operating cash flow is primarily the result of lower Constancia production and sales due to the temporary suspension of mine operations. This decrease was partially offset by higher gold production and sales in Manitoba as well as higher realized gold prices.

Net loss and loss per share in the second quarter of 2020 were $51.9 million and $0.20, respectively, compared to a net loss and loss per share of $76.1 million and $0.29, respectively, in the first quarter of 2020. The increase in earnings quarter-over-quarter was primarily due to higher sales volumes in Manitoba offset by the temporary suspension of Constancia mine operations. In addition, the temporary suspension at Constancia resulted in fixed overhead production costs of $25.6 million during the second quarter, and $31.9 million year-to-date, that would normally be capitalized to inventories and property, plant, and equipment, to be immediately expensed as part of cost of sales. This was partially offset by a $8.2 million reversal of a Peru inventory write-down due to rising copper prices in the second quarter.

After adjusting for the temporary suspension costs in Peru and the reversal of the Peru inventory write-down, among other items, adjusted net lossi and adjusted EBITDAi in the second quarter of 2020 were $39.7 million, or $0.15 per share, and $49.1 million, respectively. This compares to an adjusted net loss and adjusted EBITDA in the first quarter of 2020 of $39.4 million, or $0.15 per share, and $55.0 million, respectively. The higher sales volumes in Manitoba offset the temporary suspension of Constancia resulting in minimal change in the quarter-over-quarter adjusted earnings and a slight decrease in adjusted EBITDA.

On a budgeted sales volume basis, if operations at Constancia were maintained during the eight-weeks in which production was suspended, this would have resulted in approximately $108.0 million of incremental revenue and generated approximately $42.4 million of incremental year-to-date pre-tax earnings, assuming closing second quarter commodity prices. These amounts would have improved the company's current year-to-date reported revenue of $454.0 million and pre-tax loss of $156.1 million.

Financial Condition ($000s)	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019
Cash and cash equivalents	391,136	305,997	396,146
Total long-term debt	988,418	988,074	985,255
Net debt[1]	597,282	682,077	589,109
Working capital	260,672	193,045	271,284
Total assets	4,498,892	4,366,226	4,461,057
Equity	1,706,303	1,778,277	1,848,123

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Consolidated Financial Performance		Three Months Ended
		Jun. 30, 2020	Mar. 31, 2020	Jun. 30, 2019
Revenue	$000s	208,913	245,105	329,414
Cost of sales	$000s	221,567	267,096	286,271
Earnings (loss) before tax	$000s	(74,604)	(81,452)	(43,931)
Earnings (loss)	$000s	(51,901)	(76,134)	(54,145)
Basic and diluted earnings (loss) per share	$/share	(0.20)	(0.29)	(0.21)
Adjusted earnings (loss) per share[1]	$/share	(0.15)	(0.15)	(0.03)
Operating cash flow before change in non-cash working capital	$ millions	29.5	42.0	81.3
Adjusted EBITDA[1]	$ millions	49.1	55.0	95.9

[1] Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Consolidated Operational Performance		Three Months Ended
		Jun. 30, 2020	Mar. 31, 2020	Jun. 30, 2019
Contained metal in concentrate produced[1]
Copper	tonnes	18,026	24,635	30,363
Gold	ounces	32,614	30,355	28,099
Silver	ounces	580,817	767,692	811,807
Zinc	tonnes	31,222	30,495	31,838
Molybdenum	tonnes	124	354	334
Precious metals[2]	ounces	39,140	38,981	39,696
Payable metal in concentrate sold
Copper	tonnes	15,951	24,072	33,171
Gold	ounces	30,590	26,574	30,538
Silver	ounces	541,785	575,922	804,301
Zinc[3]	tonnes	27,604	26,792	24,224
Molybdenum	tonnes	120	431	419
Precious metals[2]	ounces	36,677	33,045	42,028
Cash cost[4]	$/lb	0.64	1.21	1.27
All-in sustaining cash cost[4]	$/lb	2.26	2.40	2.30

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Includes refined zinc metal sold.

4 Cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

		Three Months Ended
		Jun. 30, 2020	Mar. 31, 2020	Jun. 30, 2019
Ore mined[1]	tonnes	2,775,286	6,985,212	8,211,166
Copper	%	0.34	0.34	0.39
Gold	g/tonne	0.04	0.03	0.04
Silver	g/tonne	2.90	3.10	3.68
Molybdenum	%	0.02	0.02	0.01
Ore milled	tonnes	4,355,482	6,719,466	7,679,739
Copper	%	0.34	0.34	0.37
Gold	g/tonne	0.04	0.03	0.04
Silver	g/tonne	3.04	3.13	3.40
Molybdenum	%	0.01	0.02	0.02
Copper recovery	%	76.6	84.3	84.7
Gold recovery	%	43.4	50.2	41.3
Silver recovery	%	59.6	68.2	65.7
Molybdenum recovery	%	19.9	35.0	28.9
Contained metal in concentrate
Copper	tonnes	11,504	19,290	24,232
Gold	ounces	2,311	3,062	3,794
Silver	ounces	253,687	461,302	551,807
Molybdenum	tonnes	124	354	334
Precious metals[2]	ounces	5,161	8,245	11,677
Payable metal sold
Copper	tonnes	9,023	19,247	25,778
Gold	ounces	1,317	2,618	4,056
Silver	ounces	242,519	361,591	504,259
Molybdenum	tonnes	120	431	419
Combined unit operating cost[3],4	$/tonne	7.77	9.31	10.39
Cash cost[4]	$/lb	1.56	1.63	1.63
Sustaining cash cost[4]	$/lb	2.09	2.12	2.11

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Following the government mandated mid-March suspension of operations at Constancia, the mine remained closed for approximately eight weeks and resumed operations in mid-May, achieving normal mill throughput levels on May 18, within 48 hours after restart, and continued at these levels for the remainder of the second quarter. The initial six weeks following restart focused on milling activities while processing stockpile ore. This was followed by a ramp-up of mining activities commencing the last week of June with a full ramp-up to normal levels in early July. Enhanced health and safety measures were implemented upon the re-start of operations and remain in place as Hudbay continues to monitor the local impacts of the COVID-19 pandemic.

Peru's updated 2020 production guidance has been revised to reflect the lost production during the eight-week temporary suspension at Constancia, in addition to revised mine plans for the remainder of the year and the resulting deferral of some higher-grade ore into 2021. The updated guidance assumes Hudbay will be able to continue to safely operate for the remainder of the year while adhering to the company's existing health protocols and those required by the Peruvian government. For further information, please see the "Annual Guidance Update" section of this news release.

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During the quarter, the Constancia mine produced 11,504 tonnes of copper, 5,161 ounces of precious metals and 124 tonnes of molybdenum. Production results were lower than the first quarter of 2020 as a result of the temporary suspension of operations until mid-May and the processing of stockpile ore following the restart of operations.

Ore milled at the Constancia mine during the second quarter of 2020 was 35% lower compared to the first quarter of 2020 primarily due to the temporary suspension of Constancia. However, over the period when the mill was fully operational during the quarter, average daily throughput was above 95,000 tonnes per day. Milled copper grades in the second quarter were flat compared to the first quarter of 2020, but the characteristics of the stockpile ore that was processed negatively impacted copper recoveries.

Combined mine, mill and G&A unit operating costsi in the second quarter of 2020 were 17% lower than the first quarter of 2020, primarily due to lower operating costs as a result of constrained activity during the temporary suspension, and significantly reduced mining costs during the quarter. The company also deferred a second quarter planned plant maintenance shutdown from May to the third quarter, as a result of proactive plant maintenance completed during the eight-week temporary suspension.

Peru's cash cost per pound of copper produced, net of by-product credits, for the three months ended June 30, 2020 was $1.56, lower than the previous quarter due to lower operating costs more than offsetting lower copper production. Peru's sustaining cash costs per pound of copper produced, net of by-product credits, for the three months ended June 30, 2020 also decreased compared to the first quarter primarily as a result of the lower operating costs.

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Manitoba Operations Review

		Three Months Ended
		Jun. 30, 2020	Mar. 31, 2020	Jun. 30, 2019
Lalor ore mined	tonnes	407,408	421,518	411,701
Copper	%	0.77	0.70	0.73
Zinc	%	6.05	5.43	6.34
Gold	g/tonne	2.64	2.27	2.12
Silver	g/tonne	28.40	26.18	22.32
777 ore mined	tonnes	281,890	279,925	288,599
Copper	%	1.72	1.18	1.34
Zinc	%	4.13	4.11	3.37
Gold	g/tonne	1.91	1.82	1.60
Silver	g/tonne	25.73	23.86	18.92
Stall Concentrator:
Ore milled	tonnes	334,601	369,787	339,616
Copper	%	0.76	0.70	0.71
Zinc	%	6.16	5.38	6.36
Gold	g/tonne	2.70	2.28	2.08
Silver	g/tonne	28.72	26.28	22.03
Copper recovery	%	86.6	86.5	85.6
Zinc recovery	%	92.4	91.4	91.2
Gold recovery	%	62.3	60.9	52.5
Silver recovery	%	62.1	61.1	56.5
Flin Flon Concentrator:
Ore milled	tonnes	324,906	332,589	367,017
Copper	%	1.52	1.11	1.26
Zinc	%	4.41	4.36	3.84
Gold	g/tonne	1.99	1.88	1.71
Silver	g/tonne	25.56	24.33	19.82
Copper recovery	%	87.3	84.1	88.0
Zinc recovery	%	84.9	85.0	86.0
Gold recovery	%	58.6	53.5	61.3
Silver recovery	%	50.7	44.3	53.0
Total contained metal in concentrate
Copper	tonnes	6,522	5,345	6,131
Zinc	tonnes	31,222	30,495	31,838
Gold	ounces	30,303	27,293	24,305
Silver	ounces	327,130	306,390	260,000
Precious metals[1]	ounces	33,979	30,736	28,019
Total payable metal sold
Copper	tonnes	6,928	4,852	7,393
Zinc[2]	tonnes	27,604	26,792	24,224
Gold	ounces	29,273	23,956	26,482
Silver	ounces	299,266	214,331	300,042
Combined unit operating cost[3,4]	C$/tonne	135	127	135
Cash cost[4]	$/lb	(1.00)	(0.30)	(0.15)
Sustaining cash cost[4]	$/lb	1.67	2.85	2.19

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1 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

2 Includes refined zinc metal sold and payable zinc in concentrate sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

The Manitoba business unit had solid operating performance across the mines, mills and zinc plant during the second quarter. In response to the COVID-19 pandemic, Hudbay has worked collaboratively with its health and safety committees and the local health units with a focus on keeping employees and communities safe by implementing a number of layered workplace controls. As a result, the second quarter Manitoba operating results were largely unaffected by the COVID-19 pandemic and are on track to achieve annual production and cost guidance.

The Manitoba operations achieved higher quarterly production levels in the second quarter of 2020 compared to the first quarter. Production during the quarter included 31,222 tonnes of zinc, 6,522 tonnes of copper and 33,979 ounces of precious metals. The enhanced precious metal production from Lalor, driven by improved gold and silver grades is a result of prioritizing resources within the higher value portions of the base metal lenses. Development in the gold rich lenses 25 and 27 advanced ahead of schedule, and production from these areas is expected ahead of the New Britannia mill restart as Lalor transitions to a gold mine. Higher 777 ore grades during the second quarter of 2020 were expected and consistent with the mine plan which included the mining of higher-grade copper stopes during the quarter. As a result, grades of all metals increased over first quarter levels.

At the Stall concentrator, ore processed during the second quarter of 2020 was lower than the first quarter as a result of a planned two-week outage on one of the grinding lines for capital upgrades. Gold and silver recoveries continued to increase at Stall during the quarter due to a combination of improved ore characteristics and ongoing operational improvement projects implemented at the Stall mill. These sustained improvements can be seen through the year-over-year increase in gold recovery at Stall from 52.5% to 62.3%. Ore processed in the Flin Flon concentrator in the second quarter slightly decreased by 2% compared to the first quarter. Copper and precious metal recoveries at the Flin Flon concentrator during the second quarter of 2020 increased compared with the first quarter as a result of higher grades.

Combined mine, mill and G&A unit operating costs were slightly higher than the first quarter of 2020 but in line with expected guidance ranges.

Manitoba's cash cost per pound of copper produced, net of by-product credits, for the second quarter of 2020 was negative $1.00. These costs were significantly lower compared to the first quarter of 2020 primarily as a result of lower zinc refining and lower G&A costs, and a 22% increase in copper production quarter-over-quarter. Manitoba's sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2020 was $1.67, significantly lower than $2.85 in the previous quarter, due to the same factors affecting cash costs.

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COVID-19 Business Update

Amidst the COVID-19 pandemic, Hudbay's business response plan continued to be executed throughout the quarter, building off the company's crisis response protocols to establish business practices to carry it through this ongoing public health situation. Hudbay remains focused on the health and safety of the workforce, their families and the communities in which the company operates. Addressing pandemic issues is a collective effort and the company continues to actively engage with industry associations to understand developing practices and with local stakeholders and public health authorities to ensure effective implementation of its business response plans. Hudbay closely monitors the evolution of the pandemic in each of the regions in which it operates and is continuously reviewing and adapting procedures based on the latest local situation.

Each of Hudbay's business units has developed effective site-specific measures to identify and limit COVID-19 exposure and transmission and maintain a safe environment for workers and surrounding communities. Site-specific measures include testing of incoming workers prior to their travel to site, pre-screening protocols, quarantine periods for incoming workers, workplace physical distancing protocols, and adjustment of work rotation schedules. These measures continue to evolve as the status of the pandemic changes in each of the company's operating regions and the company's measures are adapted to the regional health authorities' latest restrictions and guidelines.

Hudbay believes the most important way the company can support the communities in which it operates is to manage safe operations that provide income for local employees, businesses, and communities. In addition to efforts to maintain safe operations, the company has been supporting public health efforts and providing COVID-19 relief funding, supplies and services to its neighbouring communities. Each region has different emergency needs at this critical time. In Peru, the company has donated medical equipment and supplies to the regional hospitals and has delivered food to nearby communities in need. In Manitoba, Hudbay has donated to charities that provide various forms of support to families in need.

Annual Guidance Update

On May 14, 2020, Hudbay suspended its previously issued 2020 annual guidance for its Peru operations due to the temporary suspension of operations at Constancia and the ongoing uncertainty surrounding the COVID-19 pandemic. Following a full resumption of Constancia milling activities in mid-May and mining activities in early July, the company has reissued updated 2020 annual guidance for its Peru business unit.

The situation in Peru, however, remains fluid. The state of emergency, first declared by the government in response to the COVID-19 pandemic on March 15, has since been extended to August 31, 2020 and there remains a risk of further disruptions to mining operations. The company is actively monitoring the situation and any potential future impact on Constancia's operations.

The updated annual production and operating cost guidance, along with the annual capital and exploration expenditure forecasts are presented below. These forecasts incorporate the impact of regularly scheduled maintenance at our operations, including semi-annual mill maintenance at Constancia and planned maintenance on the Lalor hoist facilities during the third quarter. The updated Peru guidance assumes the company is able to continue to safely operate for the remainder of the year while adhering to the company's existing health protocols and those required by the Peruvian government. Hudbay's Manitoba guidance remains unchanged from previously disclosed expectations.

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Revised 2020 Guidance Summary		Peru	Manitoba	Total

Contained Metal in Concentrate[1]
Copper	tonnes	65,000 - 75,000	18,000 - 22,000	83,000 - 97,000
Zinc	tonnes		105,000 - 125,000	105,000 - 125,000
Precious metals[2]	oz	25,000 - 35,000	110,000 - 135,000	135,000 - 170,000
Molybdenum	tonnes	1,100 - 1,300		1,100 - 1,300

Combined Unit Operating Cost[3]	$/tonne	$8.30 - $10.00	C$130 - 140

Capital Expenditures[4]
Sustaining capital	millions	80.0	100.0	180.0
Growth capital	millions	70.0[5]	80.0	170.0[6]

Exploration Expenditures	millions	15.0	10.0	25.0[7]

1 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

2 Precious metals production includes gold and silver production on a gold-equivalent basis, and silver is converted to gold at a ratio of 89:1.

3 Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs. Combined unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this news release.

4 Excludes capital costs not considered to be sustaining or growth capital expenditures.

5 Peru growth capital expenditures include costs associated with project development and acquiring the surface rights. Additional costs remain outstanding in recognition of current uses of land and the company is currently entering into agreements to address these matters.

6 Includes $20.0 million of capitalized Arizona spending associated with the Rosemont and Mason projects.

7 Includes $15.0 million of capitalized exploration resulting in total exploration expense of $10.0 million.

The revised production guidance for Peru reflects a reduction of approximately 15,000 to 20,000 tonnes of copper and 20,000 ounces of precious metals compared to the original guidance issued earlier this year, with molybdenum production only modestly affected. This reduction reflects the lost production during the eight-week temporary suspension at Constancia, in addition to revised mine plans for the remainder of the year and the resulting deferral of some higher-grade ore into 2021. The precious metals production guidance also reflects the revised expected Pampacancha production start date of early 2021, compared to the second half of 2020 previously, due to the Peruvian government declared state of emergency and the resulting impact on the Consulta Previa consultation process.

Peru sustaining capital of $80.0 million reflects the deferral of approximately $20.0 million into 2021 due to the resequencing of capital activities, such as tailings and capitalized stripping, as a result of the temporary mine suspension. The revised unit cost guidance in Peru reflects lower mining costs during the gradual ramp-up of mining activities in the second quarter of 2020. There was no change to exploration expenditure guidance.

Peru growth capital of $70.0 million is unchanged from previous guidance and includes initial expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community, but excludes the costs associated with recognizing the current uses of the land by certain community members. Hudbay has made significant progress with completing individual land-user agreements, with agreements covering approximately two-thirds of the property completed to-date and the remaining agreements expected to be completed during the third quarter of 2020. As of June 30, 2020, approximately one-third of the land has been vacated and turned over to Hudbay. The company intends to update its Peru growth capital guidance for these remaining costs once all of the individual land-user agreements are completed.

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Credit Facility Amendment

In the second quarter of 2020, in the wake of the COVID-19 pandemic, the company entered into discussions with the syndicate of banks in its revolving credit facilities (the "Credit Facilities") to restructure the facilities in order to provide enhanced flexibility during the development of the New Britannia and Pampacancha projects. Each of the banks in the syndicate has received credit approval to amend the Credit Facilities on the proposed terms and the transaction is expected to close by the end of August.

As a result of the amendment, total available borrowings under the Credit Facilities will be $400.0 million to reflect Hudbay's anticipated business requirements until June 2022 when the Credit Facilities mature. The revised covenants include maintaining a net debt to EBITDA ratio of less than 5.25:1 and an interest coverage ratio of greater than 2.50:1 until the end of 2021.

Snow Lake Development and Exploration Update

New Britannia Refurbishment Activities Underway

The New Britannia refurbishment project remains on schedule and on budget. In May, Hudbay broke ground at the New Britannia site with the start of construction of the foundation for the new copper flotation building. Construction of the pipeline between the New Britannia and Stall mills continues as planned. Detailed engineering is approximately 90% complete and construction activities are approximately 25% complete to-date. Refurbishment activities are on track for completion in August 2021, with plant commissioning and ramp-up expected during the second half of 2021. Through the company's expertise in project development and the advancement of the detailed engineering work, Hudbay has identified the potential to produce gold from the New Britannia mill earlier than expected in 2021. The company is exploring this early gold opportunity and expects to provide an update in the third quarter of 2020.

The company continues with its plan to mine approximately 90,000 tonnes from the gold zone in 2020 as part of stope sequencing in preparation for the restart of the New Britannia gold mill. Gold production from Lalor is expected to be 74,000 ounces in 2020 and 102,000 ounces in 2021, as per the March 30, 2020 mine plan. Upon completion of the New Britannia mill refurbishment, average annual gold production from Lalor is expected to increase to over 150,000 ounces at cash costs and sustaining cash costs, net of by-product credits, of approximately $480 and $655 per ounce, respectively, during the first eight years.

1901 Deposit Updated Resource Estimate

Since its discovery in February 2019, drilling has continued to define the extent and geometry of the 1901 deposit. After announcing an initial inferred resource estimate for the two zinc-rich lenses in August 2019, the focus of the infill drill program conducted during the winter of 2020 was two-fold: to upgrade the classification of a significant portion of the inferred resources reported in August 2019, and to define an initial inferred resource estimate for the gold mineralization that had been intersected around the two zinc-rich lenses.

The 1901 deposit is located half-way between the former Chisel North mine and the Lalor mine, less than 1,000 metres from an active underground ramp at a depth ranging from 550 to 650 metres and within 15 kilometres trucking distance of both the Stall base metal concentrator and the New Britannia gold mill (please see Figure 1 at the end of this news release, which outlines the underground location of the 1901 deposit). The property is 100% owned by Hudbay, free of any royalties or streams. The mineralization is similar to Lalor with zinc-rich volcanogenic massive sulphide lenses containing high-grade gold zones and indication of a copper-gold rich feeder zone. The mineralization occurs along the hanging wall contact of the stratigraphic horizon hosting the Chisel North deposit.

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The updated resource estimates for the 1901 deposit, as of July 20, 2020, are provided in the table below:

1901 Deposit Mineral Resource Estimates[1,2,3,4,5]	Tonnes (millions)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Grade (%)
Base Metal Zone
Measured	1.0	6.79	2.2	29.9	0.43
Indicated	1.1	10.07	1.5	32.9	0.30
Total Measured and Indicated	2.1	8.52	1.8	31.5	0.36
Inferred	0.4	7.11	1.8	24.4	0.79
Gold Zone
Inferred	0.5	0.53	6.8	36.0	0.78

1 CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2 Mineral resources are reported within an economic envelope defined by a mineral stope optimization algorithm assuming a selective mining method.

3 Long-term metal prices of $1,500/oz gold, $18.00/oz silver, $3.00/lb copper and $1.09/lb zinc were used for the estimation of the mineral resources.

4 Metal recovery estimates are based on the assumption that the base metal mineralization would be processed at Hudbay's Stall concentrator and would present a similar performance to those experienced historically for the Chisel and Lalor zinc-rich lenses. The gold mineralization is assumed to be processed at the New Britannia concentrator, which is currently being refurbished.

5 Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

High resource conversion - The upgraded base metal measured and indicated resource estimates at the 1901 deposit are equivalent to 100% of the initial tonnage of the 2019 base metal inferred resources reported in Hudbay's most recent Annual Information Form, with a 12% lower zinc grade and more than double the gold grade. While the 2020 infill drilling only covered approximately two-thirds of the footprint of the 2019 mineral resource estimates as shown in Figure 2, it has evidenced a larger zinc-rich resource with significant gold, silver and copper content. There remains an additional 400 thousand tonnes of base metal inferred resource estimates with attractive zinc, copper and gold content which has the potential to be upgraded to higher categories with further drilling.

Significant gold content - The 2020 drilling program was also successful in defining a new gold-rich inferred resource estimate of 500 thousand tonnes at a gold grade of 6.8 grams per tonne. Total gold resources have significantly increased with 122 thousand ounces in measured and indicated and 137 thousand ounces in inferred, compared to a total of 58 thousand inferred ounces previously, which continues to demonstrate the gold potential of the Snow Lake camp.

Conservative resource estimation method - The methodology followed to estimate mineral resources at the 1901 deposit is identical to the approach used for the Lalor mine (please refer to the NI 43-101 Technical Report for Lalor dated March 28, 2019 for more details) and constrains the resource within a stope optimization envelope (please refer to Figure 3 for a 3D view of the mineral resource envelope with economic potential) that is expected to lead to a high mineral resource to mineral reserve conversion factor.

1901 Deposit Exploration Potential

There remains further opportunity to convert additional inferred material to the measured and indicated categories and to extend the resource in the northern and eastern parts of the deposit (please refer to Figure 4). Hudbay expects to complete a drill program in early 2021 with a focus on expanding and upgrading the 1901 resource estimate. The company has also identified additional favourable exploration drill targets located between the 1901 deposit and the Lalor mine that remain to be tested.

In addition, recent drilling has identified several high-grade copper-gold zones that have not been included in the current resource estimate due to limited drilling density. Highlights of these copper-gold intersections are summarized in the table below and outlined in Figure 5:

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Hole ID	From	To	Intercept	True Width[1]	Au	Ag	Cu	Zn
	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
CH1925	623.4	626.3	2.9	2.8	6.5	29.1	4.64	1.39
CH1955	655.0	658.0	3.0	2.9	2.4	10.4	2.37	0.02
CH1956	674.0	677.0	3.0	2.9	4.0	41.5	2.17	0.76
CH1979	679.7	685.8	6.0	5.8	4.1	22.3	3.18	0.16
CH1989	696.0	699.0	3.0	2.8	7.5	24.9	3.53	1.10
CH1101[2]	736.0	742.2	6.2	-	0.9	19.9	4.80	0.18
CH1201[2]	657.0	661.0	4.0	-	1.5	7.6	1.22	0.04
CH1203[2]	693.5	695.0	1.5	-	6.1	21.8	5.08	0.06

Note: all grade values are uncut, and assay results are density and length weighted.

1 True width is estimated based on drill angle and intercept geometry of mineralization.

2 Historical drill holes. True widths cannot be estimated at this stage given the uncertainties of the mineralization geometry.

Hole ID	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept
	Easting	Northing	Elevation	Easting	Northing	Elevation
CH1925	427,188	6,078,908	-294	427,188	6,078,907	-297	229	-75
CH1955	427,128	6,078,932	-322	427,127	6,078,931	-325	216	-74
CH1956	427,095	6,078,798	-339	427,095	6,078,797	-342	217	-73
CH1979	427,118	6,078,926	-346	427,116	6,078,925	-352	247	-73
CH1989	427,087	6,078,875	-349	427,086	6,078,874	-351	238	-69
CH1101	427,471	6,078,922	-399	427,471	6,078,921	-402	162	-72
CH1201	427,266	6,078,917	-312	427,265	6,078,916	-316	215	-72
CH1203	427,201	6,079,084	-365	427,200	6,079,084	-367	251	-73

Snow Lake Expansion Potential

The updated resource estimate for the 1901 deposit was planned as part of phase three of Hudbay's Snow Lake gold strategy. There remain opportunities for extension and additional conversion of mineral resource estimates at the 1901 deposit and the company is engaged in engineering activities to develop a viable mine plan for the 1901 deposit that could supplement production from Lalor to take advantage of the future processing capacity of Hudbay's mills in the Snow Lake region.

Hudbay is also examining the potential to optimize both the Stall and New Britannia mills, which could create further value for the 1901 deposit and the Snow Lake operations. At the Stall mill, the company is initiating studies to increase gold and copper recoveries. The company will also be completing studies as to the potential to expand the New Britannia mill capacity beyond the currently planned 1,500 tonnes per day. Hudbay expects to complete these studies in the first half of 2021 as the company executes the third phase of its Snow Lake gold strategy.

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Constancia Regional Exploration

Hudbay's consistent approach to community negotiations has proved successful, demonstrating its strong relationships with the neighbouring communities near Constancia and positioning the company well to unlock future value on its other regional growth targets in Peru. After reaching an exploration agreement with the Quehuincha community in early 2019 and subsequently completing the Consulta Previa process, the company is on track to commence its planned drill program in the fall of 2020 to test a high-grade skarn target on the Quehuincha North property.

The company is also continuing the follow-up drilling program on the previously disclosed Constancia North intersections to test a possible extension of copper porphyry and high-grade skarn mineralization occurring within 300 metres of the edge of the current Constancia pit. The company expects to have the results from this drilling program in the third quarter of 2020.

Appointment of Chief Financial Officer

On June 11, 2020, Steve Douglas was appointed as Hudbay's Senior Vice President and Chief Financial Officer effective June 30, 2020. Mr. Douglas is highly regarded and brings over 25 years of resource industry and senior finance leadership experience to Hudbay's executive team.

Appeal of Unprecedented Rosemont Court Decision

On June 22, 2020, Hudbay announced the filing of its initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to the U.S. District Court for the District of Arizona's ("District Court") decision in July 2019, which revoked the U.S. Forest Service's ("Forest Service") issuance of the Final Record of Decision ("FROD") for the Rosemont project in Arizona. The filing of the company's brief follows the U.S. federal government's initial brief which was filed on June 15, 2020. The FROD was issued in June 2017 after a thorough process involving 17 co-operating agencies at various levels of government.

The briefs explain how both Hudbay and the government believe that the District Court misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont. Both briefs assert that current law broadly authorizes mining-related activities, such as ore processing and tailings storage, to be conducted on open Forest Service lands. The District Court's determination that the Forest Service's mining regulations do not apply to mining activities unless those activities are conducted entirely on valid mining claims, and hence above ore bodies, is contrary to plain language reading of the general mining law, as well as Forest Service regulations, which explicitly allow for mining-related activity to occur on lands not covered by any mining claim.

On June 29, 2020, further briefs were filed by industry groups in support of Hudbay and the U.S. government's appeal. These industry groups include the National Mining Association, the American Exploration and Mining Association, and the Southern Arizona Business Coalition.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 11, 2020. The dividend will be paid on September 25, 2020 to shareholders of record as of September 4, 2020.

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BlackNorth Initiative

Hudbay's President and Chief Executive Officer, Peter Kukielski, recently joined other senior executives from Canadian public companies in a pledge to take action to end systemic racism and create opportunities for all of those in the underrepresented BIPOC (Black, Indigenous and People of Colour) community. The pledge is part of the BlackNorth Initiative and the recently formed Canadian Council of Business Leaders Against Anti-Black Systemic Racism. The BlackNorth Initiative aligns with Hudbay's values of dignity and respect, caring, openness and trustworthiness that are inherent in its corporate culture and in the company's decision-making and actions. The company's community engagement efforts are focused around creating opportunities for all members of the communities in which it operates. Through the BlackNorth Initiative, Hudbay intends to expand its efforts to help end systemic racism.

Non-IFRS Financial Performance Measures

Hudbay has added adjusted net earnings (loss) and adjusted EBITDA to its non-IFRS financial performance measures this quarter. Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Hudbay believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. The company provides adjusted EBITDA to help users analyze its results and to provide additional information about the company's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit cost is shown because the company believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of the Constancia mining operations. As such, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 42 of Hudbay's management's discussion and analysis for the three and six months ended June 30, 2020 available on SEDAR at www.sedar.com.

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Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2020/Q2/MDA202.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2020/Q2/FS202.pdf

Conference Call and Webcast

Date:	Wednesday, August 12, 2020

Time:	8:30 a.m. ET

Webcast:	http://services.choruscall.ca/links/hudbay20200730.html

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay's Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company's other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com. For further information regarding the data verification and quality assurance / quality control procedures used for the estimate of mineral resources at the 1901 deposit, please refer to the procedures used for estimating the mineral resources at the Lalor deposit, as described in the Lalor technical report filed on SEDAR on March 28, 2019.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

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Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at Hudbay's mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on the company's operations, financial condition and prospects, expectations regarding the closing of the company's restructured credit facilities, expectations regarding the timing of mining activities at the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill and the potential of the 1901 deposit, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and anticipated plans for advancing the mining properties surrounding Constancia and the Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•  the ability to continue to operate safely and at full capacity during the COVID-19 pandemic;

•  no significant interruptions to the company's operations or significant delays to its development projects in Manitoba and Peru due to the COVID-19 pandemic;

•  the timing of development and production activities on the Pampacancha deposit;

•  the timing of the Consulta Previa and permitting process for mining the Pampacancha deposit;

•  the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;

•  the successful completion of the New Britannia project on budget and on schedule;

•  the successful outcome of the Rosemont litigation;

•  the success of mining, processing, exploration and development activities;

•  the scheduled maintenance and availability of the processing facilities;

•  the accuracy of geological, mining and metallurgical estimates;

•  anticipated metals prices and the costs of production;

•  the supply and demand for metals the company produces;

•  the supply and availability of all forms of energy and fuels at reasonable prices;

•  no significant unanticipated operational or technical difficulties;

•  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;

•  the availability of the revolving credit facilities and additional financing, if needed;

•  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;

•  the timing and receipt of various regulatory and governmental approvals;

•  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;

•  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;

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•  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities;

•  no significant unanticipated challenges with stakeholders at Hudbay's various projects;

•  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;

•  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on Hudbay's operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the state of emergency and political situation in Peru and risks associated with the resumption of operations at Constancia, risks associated with the company's access to capital, including the negative impact of low metal prices on credit facility availability, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company's projects (including risks associated with the litigation affecting the Rosemont project), risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with COVID-19, the Consulta Previa process, risks associated with reaching additional agreements with individual community members and risks associated with the rainy season in Peru and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of reserves, volatile financial markets that may affect the ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387
candace.brule@hudbay.com

Figure 1: 1901 Deposit Underground Location

3D view of resource location versus Lalor and Chisel infrastructures

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Figure 2: 1901 Deposit Lenses

The 2020 infill drilling program has confirmed the presence of both zinc-rich and gold-rich lenses

Figure 3: 1901 Deposit Resource Estimate Stope Optimization Envelope

3D view of the stope optimization envelope with economic potential at the 1901 deposit that was used as part of the conservative resource estimation methodology

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Figure 4: 1901 Deposit Remains Open

Plan view showing mineralization remains open to the north (base metal) and to the east (gold and copper-gold) of the 1901 deposit

Figure 5: 1901 Deposit Cu-Au Intersections

Several high-grade copper-gold zones have been intersected and have not been included in the current resource estimate for the 1901 deposit

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_______________________________________________
1 Adjusted net loss and adjusted net loss per share, adjusted EBITDA, net debt, unit operating costs, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.